Exhibit 99.1

Press Release
For the fourth quarter and year ended December 31, 2002
All amounts are in US$ unless otherwise stated

TIW Reports EBITDA of $62.9 Million
and Operating Income of $18.6 Million

EBITDA increases to $242 million
and operating income to $88 million for 2002

Montréal, Canada, February 28, 2003 – Telesystem International Wireless Inc. (“TIW” or the “Company”) (TSX, “TIW”, Nasdaq, “TIWI”) today reported its results for the fourth quarter and year ended December 31, 2002.

Consolidated operating income before depreciation and amortization (EBITDA) from continuing operations increased 67% to $62.9 million compared to $37.7 million for the fourth quarter of 2001. For the year 2002 as a whole, EBITDA increased 99% to $242.0 million compared to $121.6 million for 2001. The strong EBITDA growth reflects the continued solid performance in Romania and improved results in the Czech Republic where the Company’s operating subsidiary recorded a fourth consecutive quarter of positive EBITDA. Operating income from continuing operations increased six fold to $18.6 million compared to $2.7 million for the same period last year. For the year 2002 as a whole, operating income from continuing operations reached $87.6 million compared to an operating loss of $0.4 million for 2001.

“The 2002 results, with operating income of almost $90 million and EBITDA of $242 million clearly demonstrate our ability in sustaining profitable growth. In Romania, MobiFon recorded its best financial performance to date, distributing $53 million to its shareholders while maintaining its market leadership,” said Bruno Ducharme, President and Chief Executive Officer of TIW. “In the Czech Republic, Oskar confirmed its position as one of Europe’s most successful third operators and achieved positive EBITDA in each of the four quarters of 2002.”

Results of Operations

TIW recorded net subscriber additions for the fourth quarter of 220,000, to reach total subscribers from continuing operations of 3,927,350, up 34% compared to 2,936,000 at the end of the fourth quarter of 2001. Consolidated service revenues increased 26% to $182.3 million compared to $144.7 million for the fourth quarter of 2001. The strong revenue growth, lower selling, general and administrative expenses (“SG&A”) as a percent of revenues and continued cost management at the corporate level resulted in an operating income of $18.6 million compared to $2.7 million for the same period last year.

Loss from continuing operations was $8.4 million, or $0.01 per share compared to a loss from continuing operations of $15.9 million or $1.12 per share for the fourth quarter of 2001. Net loss for the fourth quarter 2002 amounted to $35.6 million or $0.06 per share compared to a net loss of $68.1 million or $3.66 per share for the fourth quarter 2001. The 2002 figure includes a loss from discontinued operations of $27.2 million as compared to $52.2 million in the fourth quarter 2001.

For the year 2002 as a whole, consolidated service revenues increased 32% to $652.9 million compared to $495.2 million for 2001. Operating income was $87.6 million compared to an operating loss of $0.4 million for 2001, an improvement of $88.0 million. Income from continuing operations was $62.0 million, or $0.13 per share, including a pre-tax non-cash gain of $91.7 million mainly related to the financial restructuring completed during the first quarter and the expiry of the TIW Units and one time debt refinancing charges related to MobiFon of $10.1 million. Net loss for 2002 as a whole was $127.2 million or $0.29 per share resulting from a $189.1 million loss from discontinued operations recorded during the period. For the year 2001 as a whole, the Company recorded income from continuing operations of $162.4 million, or $7.71 and $4.05 per basic and diluted share, respectively, which included a $238.9 million non-cash gain on the forgiveness of debt. Loss from discontinued operations mainly related to Dolphin Telecom plc and was $416.1 million resulting in a net loss of $253.7 million, or $16.29 and $6.28 per basic and diluted share, respectively.

MobiFon S.A. – Romania

MobiFon, the market leader in Romania with an estimated 53% share of the cellular market, added 172,700 net subscribers for the fourth quarter for a total of 2,635,200, compared to 2,003,600 subscribers at the end of the same 2001 period, an increase of 31.5%. For the same quarter last year, MobiFon recorded 380,900 net additions and held a market share of approximately 53% at December 31, 2001. The pre-paid/post-paid mix at the end of the fourth quarter 2002 was 64/36 compared to 63/37 a year ago, consistent with the higher proportion of prepaid subscribers added during the last 12 months.

Service revenues reached $114.1 million, an increase of 15%, due to a larger subscriber base including a larger proportion of prepaid subscribers, compared to $99.2 million for the fourth quarter last year. The monthly average revenue per subscriber (ARPU1) was $13.83 as compared with $14.45 in the preceding quarter and $17.00 in the fourth quarter of 2001. SG&A expenses decreased to 23% of service revenues compared to 28% for the 2001 corresponding period. EBITDA increased 24% to $58.7 million compared to $47.5 million for the same period last year and EBITDA as a percentage of service revenue improved to 51% compared to 48% in the quarter ending December 31, 2001. Operating income rose 40% to $34.5 million compared to $24.7 million for the fourth quarter in 2001.

For the year 2002 as a whole, service revenues increased 18% to $425.6 million compared to $359.9 million for 2001. EBITDA increased 24% to $231.5 million compared to $186.4 million and EBITDA as a percentage of service revenue improved to 54% compared to 52% in the year ended December 31, 2001. Operating income rose 33% to $144.6 million compared to $108.6 million for 2001.

(1)	The Company uses the term average revenue per user (“ARPU”) which may not be comparable to similarly titled measures reported by other companies. ARPU excludes revenues from other cellular networks’ customers roaming on the Company’s network. ARPU should not be considered in isolation or as an alternative measure of performance under GAAP. The Company believes ARPU is viewed as a relevant supplemental measure of performance in wireless telecommunications industry.

Ceský Mobil a.s. – Czech Republic

Ceský Mobil added 133,800 net subscribers in the fourth quarter. At year-end the Company made a downward adjustment of 93,600 to the ‘reported subscriber’ count to reflect a more stringent policy of excluding from the count, pre-paid customers with six or more months of call inactivity. The year-end count of 1,179,800 subscribers represents an increase of 37% compared to 858,400 subscribers at the end of the fourth quarter of 2001. Ceský Mobil estimates it held a 14% share of the national cellular market as of December 31, 2002, compared to a 12% share at the same time last year. During the past 12 months, management estimates cellular penetration in the Czech Republic increased to 83% from 67% at the end of the fourth quarter of 2001 when Ceský Mobil recorded 178,100 net subscriber additions. The Company’s pre-paid/post-paid mix as of December 31, 2002 was 64/36 compared to 71/29 at December 31, 2001. The change in mix is primarily attributable to a successful second half of the year’s focus on post-paid growth which resulted in a higher proportion of post-paid subscribers additions in the third and fourth quarter of 2002.

Service revenues increased 58% to $68.3 million compared to $43.3 million for the fourth quarter of 2001. The monthly average revenue per subscriber (ARPU1) was $18.96 as compared with $18.20 in the preceding quarter and $18.14 in the fourth quarter of 2001. Ceský Mobil recorded EBITDA of $7.3 million, its fourth consecutive quarter of positive EBITDA, compared to negative EBITDA of $5.5 million for the same period last year. This improvement reflects the revenue impact of rapid subscriber growth and economies of scale. SG&A expenses declined to 31% of service revenues compared to 44% for the same period last year. Operating loss improved to $12.7 million compared to $17.6 million for the fourth quarter of 2001.

For the year 2002 as a whole, service revenues increased 81% to reach $227.3 million compared to $125.9 million for 2001. EBITDA reached $20.2 million compared to negative EBITDA of $41.6 million for 2001, an improvement of $61.8 million. Operating loss declined to $47.2 million compared to $84.1 million for the same period in 2001.

Corporate and Other

The Company’s wireless operations in India and other corporate activities recorded negative EBITDA of $3.1 million and $9.7 million for the fourth quarter and year ended December 31, 2002, respectively. This compares to negative EBITDA of $4.2 million and $23.3 million, respectively, for the same periods last year. The improvement reflects mainly a reduction in corporate overhead following the Company’s restructuring.

Liquidity and Capital Resources

For the fourth quarter of 2002, operating activities provided cash of $39.3 million compared to $39.9 million in 2001 mainly explained by the increase in the fourth quarter 2002 EBITDA over the corresponding period in 2001 offset by taxes paid by MobiFon in 2002. For the year 2002 as a whole, operating activities provided cash of $125.1 million compared to $5.8 million for the same period last year. The increase year over year is mainly explained by the $120.4 million increase in EBITDA. Furthermore, results for 2001 include significant changes in operating assets and liabilities mainly related to Ceský Mobil.

Investing activities used cash of $76.3 million and $242.2 million for the fourth quarter and year ended December 31, 2002, essentially for the expansion of cellular networks in Romania and the Czech Republic. This compares to investments of $141.8 million and $303.7 million for the fourth quarter of 2001 and year ended December 31, 2001, respectively.

Financing activities provided cash of $12.4 million in the fourth quarter of 2002 and is mainly explained by net proceeds from debt and short-term loans of $14.2 million. The cash provided by financing activities in the corresponding period in 2001, after excluding the additions to cash and cash equivalents from restricted cash of $91.6 million, was $34.5 million and originated from proceeds of net debt borrowings, issuance of shares and warrants and subsidiary shares issued to non controlling interest of $4.5 million, $14.5 million and $15.5 million respectively.

For the year ended December 31, 2002, financing activities generated cash of $98.7 million mainly explained by proceeds from shares and warrants issued, subsidiary’s shares issued to non controlling interests and net borrowings of debt of $41.2 million, $30.0 million and $47.0 million, respectively, offset by subsidiaries dividends paid to non controlling interests of $10.8 million and financing costs of $8.6 million. For the year ended 2001, cash provided by financing activities was $332.6 million mainly explained by net proceeds from the issuance of shares, warrants and units of $263.8 million, proceeds from subsidiary’s shares issued to non-controlling interest of $65.8 million and by borrowings of debt net of repayments of $3.1 million.

Cash and cash equivalents at the end of the fourth quarter totaled $60.7 million, including $14.3 million at the corporate level.

As of December 31, 2002, total consolidated indebtedness was $1,010.6 million, of which $272.6 million was at the corporate level, $267.7 million at MobiFon and $470.2 million at Ceský Mobil. Total indebtedness at the TIW level was mainly comprised of $47.4 million due under the corporate bank facility and $223.9 million in 14% Senior Guaranteed Notes and related accrued contingent payments. Both the total consolidated indebtedness and corporate indebtedness figures reflect the Company’s financial restructuring and recapitalization which was completed during the first quarter of 2002. On December 15, 2002, the maturity of the corporate credit facility was extended to June 30, 2003. Considering the short term maturity of the 14% Senior Guaranteed Notes due December 2003, committed cash obligations of the Company for the upcoming 12 months exceed its committed sources of funds and cash on hand. As previously reported, there is significant uncertainty as to whether the Company will have the ability to continue as a going concern. In addition to the available sources of fund from MobiFon transactions described below, the Company continues to review opportunities to refinance its corporate debt, raise new financing and sell assets.

In October 2002, MobiFon paid $0.6 million to its shareholders, representing the final installment of a $27.5 million dividend declared in March 2002. Also in October, the shareholders of MobiFon approved further distributions of up to $38.8 million by means of a share repurchase. Shareholders can tender their shares between October 30, 2002 and June 30, 2003 in order to realize their pro-rata share of this distribution amount of which ClearWave is $24.6 million. A first distribution of $16.6 million was paid on October 30, 2002, of which $15.8 million was paid to ClearWave and an additional $8.8 million was paid to ClearWave on December 19, 2002. MobiFon’s shareholders are not required, to participate pro-rata in the share repurchase. Accordingly, ClearWave’s and the Company’s ultimate ownership of MobiFon may vary between 62.4% and 64.0% and 53.4% and 54.8% respectively, throughout the tender period, depending on the timing and the extent of each shareholder’s participation in the repurchase.

In December 2002, TIW announced that it had reached agreement with Emerging Markets Partnership (“EMP”) on the sale of 11.1 million shares of MobiFon currently owned by ClearWave, representing 5.68% of the currently issued and outstanding share capital of MobiFon for a total cash consideration of $42.5 million. The transaction, expected to close in the first quarter of 2003, is subject to the fulfillment of certain conditions. TIW intends to use substantially all of the proceeds from the sale to EMP to repay debt. As a result of the above transactions, ClearWave’s ultimate ownership may be reduced from 63.5% down to between 58.9% and 56.6% while TIW’s equity interest of ClearWave remains at 85.6%.

Discontinued Operations

On March 5, 2002, the Company adopted a formal plan to dispose of its Brazilian cellular operations by way of a sale of its equity interest within the next twelve months. However, in light of deterioration of the market conditions that existed at the date of the adoption of the formal plan to dispose, the horizon for disposal has been extended by an additional twelve months. The results of operations of the Brazilian cellular operations have been reported in these financial statements as discontinued operations.

Subsequent to March 5, 2002, the date the Company adopted its formal plan to disposal, there has been a significant deterioration in the value of the Brazilian Real relative to the U.S. dollar and in the trading value of shares of the Company’s Brazilian cellular operations and those of other wireless telecommunications companies in Brazil. In light of these declines, the Company recorded a loss from discontinued operations of $27.2 million in the fourth quarter and of $189.1 million for the year ended December 31, 2002. Of this amount, $155.3 million consists of foreign exchange translation losses related to these investments, of which $85.2 million were already recorded as a reduction of shareholders’ equity as of December 31, 2001, and $33.8 million consists of additional provisions for exit costs and impairment in value.

Share Consolidation

TIW also announces that its Board of Directors has approved, subject to shareholder and regulatory approvals, a one for 25 (1:25) consolidation of the Company’s Common Shares. TIW shareholders will be asked to vote on the proposal at TIW’s Annual General Meeting of shareholders to be held on May 2, 2003.

The proposal to proceed with the consolidation stems principally from the Board’s desire to broaden the Company’s shareholder base, maximize the liquidity of its shares and return the Company’s share price to a level typical of other widely held-corporation with similar market capitalization. A share consolidation would better position the Company to comply with the NASDAQ minimum stock price conditions in order that the Common Shares will not be delisted from that market. Shareholders should also benefit from relatively lower trading cost for a higher priced stock.

Conference Call

The conference call with analysts on the fourth quarter 2002 results for TIW and ClearWave will be made available via an audio web cast from TIW’s Internet site. The web cast is scheduled to begin at 9:00 a.m. EST on Monday, March 3, 2003 (at http://www.tiw.ca). A replay of the conference call can also be heard between 12:00 p.m. on March 3 and 11:59 p.m. on April 4. To access the replay facility, dial (416) 695-5800 and you will be instructed to enter the access code: 1375465.

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About TIW

TIW is a leading cellular operator in Central and Eastern Europe with over 3.9 million managed subscribers. TIW is the market leader in Romania through MobiFon S.A. and is active in the Czech Republic through Ceský Mobil a.s. The Company’s shares are listed on the Toronto Stock Exchange (“TIW”) and NASDAQ (“TIWI”).

For Information:

Media: Mark Boutet Telesystem International Wireless Inc. Tel.: (514) 673-8406 mboutet@tiw.ca Our web site address is: www.tiw.ca	Investors: Serge Dupuis Telesystem International Wireless Inc. Tel.: (514) 673-8443 sdupuis@tiw.ca

TELESYSTEM INTERNATIONAL WIRELESS INC.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA (UNAUDITED)

(in thousands of U.S. dollars, except operating and per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,

	2002	2001	2002	2001
	$	$	$	$

STATEMENTS OF INCOME (LOSS) AND CASH FLOWS DATA:
Revenues	196,461	157,709	694,454	526,225
Operating income (loss)	18,620	2,748	87,586	(441)
Interest expense, net	(26,186)	(26,025)	(103,974)	(114,840)
Foreign exchange gain (loss)	(4,905)	6,545	2,635	3,577
Gain on Recapitalization, Units exchange and expiry	—	—	91,655	—
Loss on sale of investments	—	(4,730)	(528)	(10,741)
Gain (loss) on forgiveness (extinguishment) of debt	—	—	(10,100)	238,940
Income (loss) from continuing operations	(8,405)	(15,920)	61,959	162,389
Loss from discontinued operations	(27,232)	(52,194)	(189,133)	(416,103)
Net loss	(35,637)	(68,114)	(127,174)	(253,714)
Basic earnings (loss) per share
From continuing operations	(0.01)	(1.12)	0.13	7.71
From discontinued operations	(0.05)	(2.54)	(0.42)	(24.00)
Net loss	(0.06)	(3.66)	(0.29)	(16.29)
Diluted earnings (loss) per share
From continuing operations	(0.01)	(1.12)	0.13	4.05
From discontinued operations	(0.05)	(2.54)	(0.42)	(10.33)
Net loss	(0.06)	(3.66)	(0.29)	(6.28)
Acquisitions of property plant and equipment	76,445	140,100	242,893	283,647
OPERATING DATA FROM CONTINUING OPERATIONS
Operating income before depreciation and amortization(1)	62,867	37,735	242,034	121,567
Proportionate revenues(2)	80,337	37,378	291,587	130,671
Proportionate operating income before depreciation and amortization(2)	30,293	8,953	120,296	27,881

	As at December 31,	As at December 31,
	2002	2001
	$	$

	(unaudited)
BALANCE SHEET DATA:
Cash and cash equivalents from continuing operations	60,706	85,460
Total assets	1,450,303	1,906,666
Short-term and long-term debt from continuing operations	1,010,587	912,202
Total capital(3)	1,302,784	1,377,494
Total shareholders’ equity	51,537	169,057

TELESYSTEM INTERNATIONAL WIRELESS INC.

OVERVIEW OF CONTINUING OPERATIONS(4)

(as at December 31, 2002)

		Start-up	Licensed			Equity
		Date of	POPs	Total	Equity	POPs	Equity
	Technology	Operations	(millions)	Subscribers(5)	Interest(6)	(millions)	Subscribers(2)

Central/Eastern Europe Cellular
Romania	GSM	1997	22.4	2,635,208	53.4%	12.0	1,407,200
Czech Republic	GSM	Q1 2000	10.3	1,179,752	19.8%	2.0	233,600

			32.7	3,814,960		14.0	1,640,800
Other
India (Rajasthan)	GSM	1997	56.5	112,393	12.7%	7.2	14,300

			56.5	112,393		7.2	14,300

Total			89.2	3,927,353		21.2	1,655,100

(1)	The Company uses the term operating income before depreciation and amortization, also defined as EBITDA, which may not be comparable to similarly titled measures reported by other companies. Operating income before depreciation and amortization should not be considered in isolation or as an alternative measurement of operating performance or liquidity to net income (loss), operating income (loss), cash flows from operating activities or any other measure of performance under GAAP. The Company believes that operating income (loss) before depreciation and amortization is viewed as a relevant supplemental measure of performance in the wireless telecommunications industry.

(2)	Proportionate financial figures and other operational data represent the combination of TIW’s ultimate proportionate ownership in each of its investees and is not intended to represent any measure of performance in accordance with generally accepted accounting principles.

(3)	Consists of share capital, warrants, additional paid-in-capital, equity component of convertible debentures and Units.

(4)	The results of Central and Eastern Europe are fully consolidated. India’s results are accounted for in a manner similar to the equity method. The results of the Company’s interests in Telpart are reported as discontinued operations.

(5)	Figures include 2,454,001 and 65,909 prepaid subscribers in Central and Eastern Europe and India, respectively.

(6)	Figures represent the Company’s direct and indirect ownership interests in its operations before the exercise of options.

TELESYSTEM INTERNATIONAL WIRELESS INC.

FOURTH QUARTER 2002

INTERIM FINANCIAL STATEMENTS (UNAUDITED)

TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED BALANCE SHEETS [NOTE 1]

(in thousands of U.S. dollars)

	December 31,	December 31,
	2002	2001
	$	$

	(unaudited)	[Note 1]
ASSETS
Current assets
Cash and cash equivalents	60,706	85,460
Trade debtors	54,640	48,759
Inventories	10,248	9,601
Value added taxes recoverable	2,634	6,772
Prepaid expenses	21,789	22,012
Current assets related to discontinued operations	—	182,047
Deferred income tax assets	1,010	3,548
Other current assets	12,248	7,774

Total current assets	163,275	365,973

Property, plant and equipment	1,022,300	877,699
Licenses	94,593	97,667
Goodwill [Note 2]	52,606	52,606
Non-current assets related to discontinued operations	—	470,043
Deferred financing costs [Note 8]	22,229	25,224
Investments and other assets [Note 10]	95,300	17,454

	1,450,303	1,906,666

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loans	47,406	83,500
Trade creditors	79,532	66,393
Income and value added tax payable	5,459	1,465
Accrued liabilities	36,123	39,469
Current liabilities related to discontinued operations	—	107,727
Deferred revenues	38,468	32,370
Distribution payable to non-controlling interest	13,400	—
Current portion of long-term debt [Note 1]	223,868	44,519

Total current liabilities	444,256	375,443

Long-term debt [Note 8]	739,313	784,183
Deferred tax liabilities	5,211	3,548
Non-current liabilities related to discontinued operations	—	381,432
Other non-current liabilities	15,445	14,775
Non-controlling interest	194,541	178,228

SHAREHOLDERS’ EQUITY [NOTE 3]
Share capital	1,056,595	696,954
Additional paid-in-capital	244,875	—
Equity component of convertible debentures	—	405,195
Units	—	260,843
Warrants	1,314	14,502
Deficit	(1,255,449)	(1,126,015)
Cumulative translation adjustment [Notes 5 and 10]	4,202	(82,422)

Total shareholders’ equity	51,537	169,057

	1,450,303	1,906,666

Contingency [Note 1]
See accompanying Notes

TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT (UNAUDITED) [NOTE 1]

(in thousands of U.S. dollars, except per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,

	2002	2001	2002	2001
	$	$	$	$

REVENUES
Services	182,324	144,696	652,908	495,230
Equipment	14,137	13,013	41,546	30,995

	196,461	157,709	694,454	526,225
Cost of services	60,224	46,917	204,203	171,239
Cost of equipment	22,830	20,514	64,754	50,306
Selling, general and administrative expenses	50,540	52,542	183,463	183,113
Depreciation and amortization	44,247	34,988	154,448	122,008

OPERATING INCOME (LOSS)	18,620	2,748	87,586	(441)
Interest expense	(26,993)	(26,394)	(106,202)	(121,257)
Interest income	808	369	2,228	6,417
Foreign exchange gain (loss)	(4,905)	6,545	2,635	3,577
Gain (loss) on forgiveness (extinguishment) of debt	—	—	(10,100)	238,940
Gain on Recapitalization, Units exchange and expiry	—	—	91,655	—
Loss on sale of investments [Note 4]	—	(4,730)	(528)	(10,741)

Income (loss) before income taxes and non-controlling interest and discontinued operations	(12,470)	(21,462)	67,274	116,495
Income taxes [Note 4]	6,224	—	32,502	—

Income (loss) before non-controlling interest and discontinued operations	(18,694)	(21,462)	34,772	116,495
Non-controlling interest	10,289	5,542	27,187	45,894

Income (loss) from continuing operations	(8,405)	(15,920)	61,959	162,389
Loss from discontinued operations	(27,232)	(52,194)	(189,133)	(416,103)

Net loss	(35,367)	(68,114)	(127,174)	(253,714)
Deficit, beginning of period as previously reported	(1,219,812)	(1,042,227)	(1,126,015)	(858,602)
Adjustment [Note 11]	—	(8,570)	—	14,863

As restated	(1,219,812)	(1,050,797)	(1,126,015)	(843,739)
Interest paid in shares on convertible debentures	—	—	—	(11,625)
Accretion of equity component of convertible debentures	—	(7,104)	(2,260)	(16,937)

Deficit, end of period	(1,255,449)	(1,126,015)	(1,255,449)	(1,126,015)

Basic earnings (loss) per share
From continuing operations	(0.01)	(1.12)	0.13	7.71
From discontinued operations	(0.05)	(2.54)	(0.42)	(24.00)
Net loss	(0.06)	(3.66)	(0.29)	(16.29)
Diluted earnings (loss) per share
From continuing operations	(0.01)	(1.12)	0.13	4.05
From discontinued operations	(0.05)	(2.54)	(0.42)	(10.33)
Net loss	(0.06)	(3.66)	(0.29)	(6.28)

See accompanying Notes

TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) [NOTE 1]

(in thousands of U.S. dollars)

	Three months ended		Twelve months ended
	December 31,		December 31,

	2002	2001	2002	2001
	$	$	$	$

		[Restated,		[Restated,
		Note 11		Note 11]
OPERATING ACTIVITIES
Income (loss) from continuing operations	(8,405)	(15,920)	61,959	162,389
Depreciation and amortization	44,247	34,988	154,448	122,008
Non-cash financial expenses	14,243	9,644	35,159	51,171
Non-controlling interest	(10,289)	(5,542)	(27,187)	(45,894)
Gain on Recapitalization, Units exchange and expiry	—	—	(91,655)	—
Loss on investments	—	4,730	528	10,741
Gain on forgiveness of debt	—	—	—	(238,940)
Other non-cash items	7,852	(8,000)	4,643	(3,642)
Changes in operating assets and liabilities	(8,337)	20,015	(12,748)	(51,956)

Cash provided by (used in) operating activities	39,311	39,915	125,147	5,877

INVESTING ACTIVITIES
Acquisitions of property, plant and equipment	(76,445)	(140,112)	(242,893)	(283,647)
Increase of ownership in subsidiaries	—	—	—	(23,239)
Other investments and advances	191	(1,737)	680	3,217

Cash used in investing activities	(76,254)	(141,849)	(242,213)	(303,669)

FINANCING ACTIVITIES
Repayment of short-term loans	(16,182)	(5,540)	(36,093)	(29,500)
Proceeds from units issued, net of issue costs	—	—	—	248,591
Proceeds from shares and warrants, net of costs [Notes 1 and 3]	—	14,502	41,202	15,169
Proceeds from subsidiary’s shares issued to non-controlling interest	—	15,476	29,930	65,779
Subsidiary’s distributions paid to non-controlling interest	(992)	—	(10,798)	—
Proceeds from long-term debt	30,407	28,964	333,557	114,106
Repayment of long-term debt	—	(18,887)	(250,498)	(25,705)
Deferred financing costs	(856)	—	(8,646)	—
Payments made in notes exchange, including fees and costs	—	—	—	(55,838)
Additions to cash and cash equivalents — restricted	—	91,581	—	—

Cash provided by financing activities	12,377	126,096	98,654	332,602

Net effect of exchange rate translation on cash and cash equivalents	(421)	331	721	(628)

Cash provided by continuing operations	(24,987)	24,493	(17,691)	34,182
Cash used in discontinued operations	(1,236)	(1,279)	(7,063)	(79,397)

Increase (decrease) in cash and cash equivalents	(26,223)	23,214	(24,754)	(45,215)
Cash and cash equivalents, beginning of period	86,929	62,246	85,460	130,675

Cash and cash equivalents, end of period	60,706	85,460	60,706	85,460

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at December 31, 2002
(in thousands of U.S. dollars)

NOTE 1
BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY

These unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and are based upon accounting policies and methods consistent with those used and described in the annual financial statements, with the exception of the change in the Canadian accounting policies mentioned in Note 2. These interim financial statements do not comply in all respects to the requirements of generally accepted accounting principles for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements. In the opinion of management, all adjustments necessary for a fair presentation have been included. The consolidated balance sheet as at December 31, 2001, has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by GAAP for complete financial statements.

As at December 31, 2002, due to the maturity of its corporate credit facility on June 30, 2003 and the maturity of the 14% Senior Guaranteed Notes on December 30, 2003, the committed cash obligations of the Company for the upcoming twelve months exceed the committed sources of funds and the Company’s cash and cash equivalents on hand. In addition, it will be necessary for the Company to comply with covenants to have access to its financing arrangements according to the terms of the related agreements. As a result, there is significant uncertainty as to whether the Company will have the ability to continue as a going concern. In addition to the available sources of funds from the MobiFon transactions described in Note 6, the Company continues to review opportunities to refinance its corporate indebtedness, raise new financing and sell assets.

The consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities including investment held for resale that may be necessary should the Company not be successful in its efforts to refinance its corporate indebtedness, raise new financing and sell assets.

NOTE 2
CHANGE IN CANADIAN ACCOUNTING POLICIES AND ESTIMATES

Property Plant and Equipment

The Company undertook a review of the remaining useful lives of certain of its assets based on the current and expected future technical condition and utility of these assets. As a result, effective October 1, 2002, the company changed the estimated useful lives of certain of these assets reported with network equipment and with computer equipment and software, which resulted in an increase in expense in 2002 of approximately $3.0 million, including $1.6 million of asset write-downs.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at December 31, 2002
(in thousands of U.S. dollars)

NOTE 2
CHANGE IN CANADIAN ACCOUNTING POLICIES (CONT’D)

Stock Based Compensation

Effective January 1, 2002, the Company adopted CICA 3870 Stock-based compensation and other stock-based payments. As permitted by CICA 3870 the Company has applied this change prospectively for new awards granted on or after January 1, 2002. The Company has chosen to recognize no compensation when stock options are granted to employees and directors under stock options with no cash settlement features. The fair value of stock options is determined using the Black-Scholes Option Pricing Model. In period prior to January 1, 2002, the Company recognized no compensation when stock or stock options were issued to employees. Pro-forma information regarding net income is required and has been determined as if the Company has accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of granting using a Black-Scholes Option Pricing Model with the following assumptions for 2002: weighted-average risk-free interest rates of 5.0%; dividend yields of 0%; weighted-average volatility factors of the expected market price of the Company’s of 40.0%; and a weighted-average expected life of the options of 5 years.

For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting periods. The Company’s pro forma net loss under Canadian GAAP would be increased by $4.3 million for the twelve months ended December 31, 2002, considering all options issued since the beginning of the plans and would have increased basic and diluted loss per share by $0.01.

Goodwill

In the first quarter of fiscal 2002, the Company adopted the standard in Section 3062, Goodwill and Other Intangible Assets, of the Canadian Institute of Chartered Accountants Handbook, to be applied prospectively. Under the new standard, goodwill is no longer amortized but tested for impairment on an annual basis and the excess of the carrying amount over the fair value of goodwill is charged to earnings.

The following table reconciles the reported net income and adjusted net income excluding amortization of goodwill:

	Three months ended		Twelve months ended
	December 31,		December 31,

	2002	2001	2002	2001
	$	$	$	$

Reported net income (loss)	(35,637)	(68,114)	(127,174)	(253,714)
Amortization of goodwill from continuing operations	—	700	—	2,607
Amortization of goodwill from discontinued operations	—	2,075	—	7,969

Adjusted net income (loss)	(35,637)	(65,339)	(127,174)	(243,138)

Adjusted earnings (loss) per share
Basic	(0.06)	(3.51)	(0.29)	(15.61)
Fully diluted	(0.06)	(3.51)	(0.29)	(6.02)

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at December 31, 2002
(in thousands of U.S. dollars)

NOTE 3
RECAPITALIZATION

During the first quarter of 2002, the Company completed several transactions contemplated by an agreement between Teleystem Ltd., then the Company’s largest shareholder, and certain of the Company’s other stakeholders (“the Agreement”), as described in Note 18 to its 2001 annual financial statements

As a result of this recapitalization, the Company recognized in the first quarter of 2002 a gain of $1.5 million on the redemption of 7% Equity Subordinated Debentures and a gain of $46.1 million on the exchange of Units. The Unit exchange resulted is an increase in the Company’s equity interest and voting rights in ClearWave from 45.5% and 80.7% respectively, to 85.6% and 94.9%, respectively.

In addition, the Units were no longer subject to the deemed conversion feature in accordance with a court judgment, rendered on February 4, 2002, and consequently the remaining Units were presented within current liabilities for accounting purposes until their expiry on June 30, 2002 at which date they were accounted for as non-controlling interest and a gain on disposal of the ClearWave shares contained in the expired Units of $44.0 million was recognized being the difference between the carrying value of the Units and the related ClearWave shares.

On May 17, 2002, and following shareholders’ approval, the Company amended the terms of the Employee Stock Option Plan as described in Note 18 to the 2001 financial statements. On the same date, a Performance Unit Plan became effective. Under the Performance Unit Plan, performance units have been issued to certain holders of options granted under the Employees’ Stock Option Plan.

Performance units give right, upon a change of control of the Company, to the payment in cash of the difference between the then market price of the Common Shares of the Company and the threshold price of the performance units. An aggregate of 15.4 million performance units were issued to option holders at an average threshold price of US$1.50 or Cdn$2.38 per performance unit. For each option granted in the future under the Employees Stock Option Plan to a holder of performance units, one performance unit held by such holder is cancelled.

On September 30, 2002, 18.7 million warrants issued in connection with the Company’s recapitalization plan expired. The carrying value of $0.9 million assigned to these warrants has been credited to additional paid-in-capital.

NOTE 4
INCOME TAXES

The Company has recorded an income tax expense of $6.2 million and $32.5 million, respectively for the three and twelve month periods ended December 31, 2002. This amount primarily relates to the Company’s operating subsidiary, MobiFon S.A., which has generated net income and has utilized all its net operating loss carryforwards.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at December 31, 2002
(in thousands of U.S. dollars)

NOTE 5
FOREIGN CURRENCY

The increase in the cumulative translation adjustment account of $86.6 million net of minority interest, reported as a component of shareholders’ equity, as compared to December 31, 2001 is mainly explained by the appreciation of the Czech Koruna during the period of $3.3 million, less the realization of the cumulative translation adjustment losses related to Brazil, included in the balance as at December 31, 2001of $85.2 million. [See Note 10]. The exchange rate was 35.587 Czech Koruna for one US dollar and 30.12 Czech Koruna for one US dollar as at December 31, 2001 and December 31, 2002, respectively. The exchange rate for the Brazilian real was 2.310 for one US dollar and 3.54 for one US dollar as at December 31, 2001 and December 31, 2002, respectively.

NOTE 6
DISTRIBUTION FROM MOBIFON S.A. (“MOBIFON”)

During 2002, as a result of dividends declared and paid by MobiFon, $10.1 million was paid to non-controlling interest. On October 30, 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase. Shareholders can tender their shares between October 30, 2002 and June 30, 2003 in order to realize their pro-rata share of this distribution amount of which ClearWave’s share is $24.6 million. In the event not all MobiFon shareholders exercise their options to sell their entire pro-rata portion, any of MobiFon shareholders shall have the right to buy-back the shares sold to the MobiFon at the same purchase price by December 31, 2003. A first distribution of $16.6 million was paid on October 30, 2002, of which $15.8 million was paid to ClearWave. A further distribution of $8.8 million was paid to ClearWave on December 19, 2002. The effect of these distributions was to decrease the Company’s ultimate equity interest in MobiFon from 54.4% to 53.4%. MobiFon’s shareholders are not required to participate pro-rata in the share repurchase. Accordingly, the Company’s ultimate ownership of MobiFon may vary between 53.4% and 54.8%, throughout the tender period, depending on the timing and the extent of each shareholder’s participation in the repurchase. As it is not determinable that all shareholders of MobiFon will participate pro-rata in the share repurchase, pending expiration of the tender period, distributions made through share repurchases have been accounted for in a manner similar to dividends declared by a subsidiary and the amount that MobiFon is committed to distribute to non-controlling interests is presented within current liabilities.

On December 18, 2002 the Company reached an agreement for the sale of 11.1 million shares of MobiFon, currently owned by ClearWave, representing 5.7% of the then issued and outstanding share capital of MobiFon for a total cash consideration, of $42.5 million. The transaction, expected to close in the first quarter of 2003, is subject to the fulfillment of certain conditions. As a result of the above transactions, the Company’s ultimate ownership in MobiFon may be reduced from 63.5% down to between 58.9% and 56.6% depending on the outcome of the share repurchase while TIW’s equity interest of ClearWave remains at 85.6%.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at December 31, 2002
(in thousands of U.S. dollars)

NOTE 7
CORPORATE CREDIT FACILITY

The Company’s corporate credit facility’s maturity was extended from December 15, 2002 to June 30, 2003. In connection with the extension, the Company agreed to repay $5.0 million by March 31, 2003. The facility is collateralized by substantially all assets of the Company and bears interest at U.S. base rate plus a margin of 9.36% or LIBOR plus a margin of 10.0%. Under the terms of the facility, any amount received by the Company and flowing from dividends paid by its Central and Eastern European operations, other than amounts representing operational and investment requirements of the Company and ClearWave to June 30, 2003, will be used to further reduce the amount outstanding on the corporate facility. As at December 31, 2002, $47.4 million was available and drawn [$83.5 million as at December 31, 2001].

NOTE 8
LONG-TERM CREDIT FACILITY IN MOBIFON

On August 27, 2002, MobiFon closed a $300 million senior loan facility. This new facility is composed of two tranches. Tranche I consists of a term loan of $238 million, fully drawn as at December 31, 2002, for which the proceeds were used to repay the interest and principal balance of the syndicated senior credit facilities entered into in 1997 and 1999 and the subordinated loans. Tranche II consists of a term loan of up to $62 million of which $17 million was drawn as at December 31, 2002. Each tranche is repayable in quarterly installments starting in January 2004 and maturing in October 2008. The interest rate on the facility is LIBOR + 3.5% up to December 31, 2003. Thereafter, the interest rate will range from LIBOR + 2.5% to LIBOR + 4.0% depending on certain financial ratios, including debt and capital ratios. As permitted by the loan agreement, the LIBOR portion of the interest rates on $87.3 million of Tranche I and $6.2 million of Tranche II have been fixed at 3.64% and 3.52%, respectively. In October 2002, MobiFon also entered into interest rate swap arrangements on notional principal amounts of $100 million and $30 million whereby the LIBOR portion of the interest on the related loan principal has been effectively fixed at 3.6% and 3.7%, respectively. The weighted average effective interest rate on the balance outstanding on this facility at December 31, 2002 is 6.9%.

During the year ended December 31, 2002, MobiFon has deferred financing costs in the amount of $8.6 million relating to the new senior loan facility. Under the facility, MobiFon must comply with certain affirmative covenants such as the maintenance of certain financial covenants and ratios, including debt and capital ratios. The facility also contains customary negative covenants and mandatory prepayment provisions which, among other things, limit MobiFon’s ability to create liens, dispose of assets or make distributions not provided for by the facility. The facility allows for distributions of cash provided from operations net of capital expenditures and scheduled debt service subject to MobiFon meeting certain financial ratios and maintaining minimum cash balances. To the extent such ratios are not met, a portion or all of these cash flows may be required to be used for mandatory prepayments of the facility. The facility is collateralized by a pledge of the Company’s and of the minority interests’ shares in MobiFon and by substantially all of the assets of MobiFon.

In connection with the early extinguishment of the syndicated senior credit facilities, unamortized deferred financing costs in the amount of $5.2 million and additional interest paid and cancellation fees totaling $4.9 million have been presented in the consolidated statement of income (loss) as expenses related to the extinguishment of debt.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at December 31, 2002
(in thousands of U.S. dollars)

NOTE 9
EARNINGS PER SHARE

The following is a reconciliation of the basic and fully diluted earnings per share computations:

	Three months ended		Twelve months ended
	December 31,		December 31,

	2002	2001	2002	2001
	$	$	$	$

Numerator
Income (loss) from continuing operations	(8,405)	(15,920)	61,959	162,389
Interest paid in shares on convertible debentures	—	—	—	(11,625)
Accretion of equity component of convertible debentures	—	(7,104)	(2,260)	(16,937)

Income (loss) from continuing operations – basic	(8,405)	(23,024)	59,699	133,827
Effect of conversion of all debentures	—	—	—	29,269

Income from continuing operations – diluted	(8,405)	(23,024)	59,699	163,096

Net loss	(35,637)	(68,114)	(127,174)	(253,714)
Interest paid in shares on convertible debentures	—	—	—	(11,625)
Accretion of equity component of convertible debentures	—	(7,104)	(2,260)	(16,937)

Net loss attributable to common shareholders	(35,637)	(75,218)	(129,434)	(282,276)

	Three months ended		Twelve months ended
	December 31,		December 31,

	2002	2001	2002	2001
	#	#	#	#

Denominator (in thousands)
Weighted average number of common shares and share equivalent outstanding	502,172	17,338	455,030	17,338
Effect of conversion of all convertible debentures	—	—	—	13,785
Dilutive effect of Units	—	—	—	9,174

Weighted average number of common shares outstanding – diluted	502,172	17,338	455,030	40,297

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at December 31, 2002
(in thousands of U.S. dollars)

NOTE 10
DISCONTINUED OPERATIONS

On March 5, 2002, the Company adopted a formal plan to dispose of its Brazilian cellular operations [the “Plan”] by way of a sale of its equity interest within the next twelve months. However, in light of deterioration of the market conditions that existed at the date of the adoption of the formal plan to dispose, the horizon for disposal has been extended by an additional twelve months. The proceeds from the sale will mainly be used to reimburse the Company’s corporate debt. The financial position and results of operations of the Brazilian cellular operations have been reported in these financial statements as discontinued operations.

Several legal proceedings related to the Company’s discontinued operations have been ongoing since July 2000 when the Company and other partners initiated legal proceedings in order to invalidate certain changes to the ownership structure of Telpart effected by one of the partners wich, according to the Company and other partners, contravened the general telecommunications law and breached certain agreements. Although, the Company occupies one of three seats on Telpart’s Board of Directors, the Company ceased in July 2002 to have board representation at Telpart’s subsidiaries as a result of legal proceedings which the Company is vigorously contesting. The Company maintains that it has the legal right to joint control over these investments and is still pursuing legal proceedings to enforce this right but for which final judgments have not yet been issued. In light of these changes, in the third quarter of 2002, the Company has ceased to proportionately account for these discontinued operations and accounts for its investment using the equity method.

Subsequent to March 5, 2002, the date the Company adopted its formal plan to disposal, there has been a significant deterioration in the value of the Brazilian real relative to the U.S. dollar and in the trading value of shares of the Company’s Brazilian Cellular operations and those of other wireless telecommunications companies in Brazil. In light of these declines, the Company recorded a loss from discontinued operations of $189.1 million in 2002. Of this amount, $155.3 million consists of foreign exchange translation losses related to these investments, of which $85.2 million were already recorded as a reduction of shareholders’ equity as of December 31, 2001, and $33.8 million consists of additional provisions for exit costs and impairment in value. The value of the Company’s discontinued Brazilian assets presented within investments and other assets remains subject to periodic reassessment to the date of disposal.

Subsequent to year-end, Telpart S.A., together with certain of its direct and indirect shareholders and its subsidiaries have threatened the Company to commence legal action to recover an unspecified amount of damages. The Company believes that these threatened claims are without merit.

NOTE 11
COMPARATIVE FIGURES

Certain comparative figures were restated to conform to the presentation adopted in this twelve-month period ended December 31, 2002 interim consolidated financial statements, with respect to discontinued.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

(in thousands of U.S. dollars)

NOTE 12

SEGMENTED INFORMATION FOR CONTINUING OPERATIONS

	FOR THE THREE MONTHS ENDED DECEMBER 31,

	2002				2001

					[Restated, Note 11]

	Romania	Czech Republic	Corporate		Romania	Czech Republic
	Cellular	Cellular	and Other	Total	Cellular	Cellular	Corporate and Other	Total
	$	$	$	$	$	$	$	$

Revenues
Services	114,056	68,268	—	182,324	99,172	43,339	2,185	144,696
Equipment	5,872	8,265	—	14,137	4,183	8,659	171	13,013

	119,928	76,533	—	196,461	103,355	51,998	2,356	157,709
Cost of services	22,448	37,776	—	60,224	17,657	28,646	614	46,917
Cost of equipment	12,385	10,445	—	22,830	10,331	9,865	318	20,514
Selling, general and administrative expenses	26,389	21,022	3,129	50,540	27,883	19,027	5,632	52,542

Operating income (loss) before depreciation and amortization	58,706	7,290	(3,129)	62,867	47,484	(5,540)	(4,208)	37,736
Depreciation and amortization	24,185	20,020	42	44,247	22,764	12,082	142	34,988

Operating income (loss)	34,521	(12,730)	(3,171)	18,620	24,720	(17,622)	(4,350)	2,748

Acquisition of property, plant and equipment, including unpaid acquisitions	40,973	36,468	—	77,441	33,625	61,745	—	95,370

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

(in thousands of U.S. dollars)

NOTE 12 (CONT'D)

SEGMENTED INFORMATION FOR CONTINUING OPERATIONS

	FOR THE TWELVE MONTHS ENDED DECEMBER 31,

	2002				2001

					[Restated, Note 11]

	Romania	Czech Republic	Corporate		Romania	Czech Republic
	Cellular	Cellular	and Other	Total	Cellular	Cellular	Corporate and Other	Total
	$	$	$	$	$	$	$	$

Revenues
Services	425,567	227,342	—	652,909	359,868	125,928	9,434	495,230
Equipment	21,214	20,331	—	41,545	12,475	18,037	483	30,995

	446,781	247,673	—	694,454	372,343	143,965	9,917	526,225
Cost of services	81,462	122,741	—	204,203	69,835	97,275	4,129	171,239
Cost of equipment	39,160	25,594	—	64,754	27,236	22,323	747	50,306
Selling, general and administrative expenses	94,613	79,143	9,707	183,463	88,836	65,921	28,356	183,113

Operating income (loss) before depreciation and amortization	231,546	20,195	(9,707)	242,034	186,436	(41,554)	(23,315)	121,567
Depreciation and amortization	86,919	67,367	162	154,448	77,791	42,562	1,655	122,008

Operating income (loss)	144,627	(47,172)	(9,869)	87,586	108,645	(84,116)	(24,970)	(441)

Acquisition of property, plant and equipment, including unpaid acquisitions	100,336	106,560	57	206,953	125,262	109,211	172	234,645

Property, plant and equipment, licenses and goodwill as at December 31, 2002 and 2001	555,742	613,298	459	1,169,499	543,524	483,604	845	1,027,973

Total assets as at December 31, 2002 and 2001	670,326	664,264	115,713	1,450,303	648,946	542,159	63,471	1,254,576

FOURTH QUARTER 2002

SUPPLEMENTARY INFORMATION

TELESYSTEM INTERNATIONAL WIRELESS INC.
RESULTS FROM CONTINUING OPERATIONS BY BUSINESS SEGMENT — PROPORTIONATE (UNAUDITED)(1)
(in thousands of U.S. dollars)

	FOR THE THREE MONTHS ENDED DECEMBER 31,

	2002				2001

		Czech				Czech
	Romania	Republic	Corporate		Romania	Republic	Corporate
	Cellular	Cellular	and Other	Total	Cellular	Cellular	and Other	Total
	$	$	$	$	$	$	$	$

Revenues
Services	60,925	13,501	—	74,426	28,646	4,307	2,185	35,138
Equipment	3,136	1,634	—	4,770	1,208	861	171	2,240

	64,061	15,135	—	79,196	29,854	5,168	2,356	37,378
Cost of services	11,991	7,471	—	19,462	5,100	2,847	614	8,561
Cost of equipment	6,615	2,066	—	8,681	2,984	980	318	4,282
Selling, general and administrative expenses	14,058	4,153	3,128	21,339	8,054	1,896	5,632	15,582

Operating income (loss) before depreciation and amortization	31,397	1,445	(3,128)	29,714	13,716	(555)	(4,208)	8,953
Depreciation and amortization	13,027	3,960	42	17,029	6,735	1,201	142	8,078

Operating income (loss)	18,370	(2,515)	(3,170)	12,685	6,981	(1,756)	(4,350)	875

(1)	Proportionate financial figures represent the combination of TIW’s ultimate proportionate ownership in each of its investees and is not intended to represent any measure of performance in accordance with generally accepted accounting principles

TELESYSTEM INTERNATIONAL WIRELESS INC.
RESULTS FROM CONTINUING OPERATIONS BY BUSINESS SEGMENT — PROPORTIONATE (UNAUDITED)(1)
(in thousands of U.S. dollars)

	FOR THE TWELVE MONTHS ENDED DECEMBER 31,

	2002				2001

		Czech				Czech
	Romania	Republic	Corporate		Romania	Republic	Corporate
	Cellular	Cellular	and Other	Total	Cellular	Cellular	and Other	Total
	$	$	$	$	$	$	$	$

Revenues
Services	230,356	44,615	—	274,971	102,963	12,434	9,434	124,831
Equipment	11,481	3,994	—	15,475	3,572	1,785	483	5,840

	241,837	48,609	—	290,446	106,535	14,219	9,917	130,671
Cost of services	44,089	24,091	—	68,180	19,967	9,613	4,129	33,709
Cost of equipment	21,178	5,029	—	26,207	7,802	2,207	747	10,756
Selling, general and administrative expenses	51,178	15,456	9,707	76,341	25,421	4,548	28,356	58,325

Operating income (loss) before depreciation and amortization	125,392	4,033	(9,707)	119,717	53,345	(2,149)	(23,315)	27,881
Depreciation and amortization	47,252	13,217	162	60,631	22,881	4,199	1,655	28,735

Operating income (loss)	78,140	(9,184)	(9,869)	59,086	30,464	(6,348)	(24,970)	(854)

(1)	Proportionate financial figures represent the combination of TIW’s ultimate proportionate ownership in each of its investees and is not intended to represent any measure of performance in accordance with generally accepted accounting principles

TELESYSTEM INTERNATIONAL WIRELESS INC.
TIW’S NET DEBT POSITION AS AT DECEMBER 31, 2002 AND OTHER DATA (UNAUDITED)
(in thousands of U.S. dollars)

Investee Level					TIW's Net Debt

	Paid-in Capital	Debt	Cash	Net Debt	Consolidated	Proportionate
	$	$	$	$	$	$

Investees
Central & Eastern Europe
MobiFon	245,119	267,700	39,384	228,316	228,316	121,921
TIW Czech	4,587	—	296	(296)	(296)	(61)
Ceský Mobil	360,882	470,281	5,810	464,471	464,471	91,826
Corporate(1)	21,467	—	893	(893)	(893)	(764)

					691,598	212,921

Total Investees					691,598	212,921
Corporate	1,302,784	272,606	14,323	258,283	258,283	258,283

Total					949,881	471,204

(1)	Excludes inter-company demand loans

OUTSTANDING SHARE DATA AS AT FEBRUARY 28, 2003

The following represents all equity shares outstanding and the number of Common Shares into which all securities are convertible, exercisable or exchangeable:

Common
Shares

Common Shares outstanding	467,171,780
Preferred Shares outstanding	35,000,000
Convertible instruments and other
Outstanding granted employees and directors’ stock options(1)	47,449,626
Warrants	15,819,253
Units	—
Convertible Equity Subordinated Debentures	281,023

565,721,682

(1)	Includes 15.3 million options granted on November 11, 2002 which are conditional on shareholders’ approval to amend the employee stock option plan.